FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 19, 2003

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes: ❑ No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Enclosures: Telefónica Móviles, S.A. presents its quarterly results corresponding to October-December 2002.

Financial Results

OCTOBER - DECEMBER 2002

Telefónica Móviles

TEM MC TEM NY TEM MC TEM

TELEFÓNICA MÓVILES RESULTS

KEY HIGHLIGHTS: PRO-FORMA RESULTS

Sharp growth in the Company’s total customer base.

•	41.4 managed customers[1] at the end of 2002, an increase of 39% from the 29.8 million reached in 2001.
•	21.4 million managed customers in Latin America, including Brasilcel, the Joint Venture with Portugal Telecom in Brazil.
•	18.4 million active clients in Spain, with a 10% annual increase.

Leadership position maintained in the major markets of operations

•	55% estimated market share in Spain at the end of 2002, remaining as one of the leading operators in the major European markets.
•	Market share in Brazil over 50%, after the agreement to buy TCO, with clear leadership in Sao Paulo, Rio de Janeiro and Brasilia markets. With this operation, Brasilcel will reach 16.8 million customers, 11 million more customers than the second Brasilean operator.

High quality customer base in Spain

•	Only operator with an estimated outgoing traffic market share higher than market share.
•	Strong rise in the weight of contract segment: 35% of total customer base vs. 32% in 2001
•	MOU grew in 2002 for the first time in the history of the company
•	4Q02 positive outgoing ARPU year-over-year variation, although total ARPU has been negatively affected by the elimination of the monthly subscriber fee, and by the fall in outgoing tariffs and interconnection fees in 2002, despite which it shows an important deceleration in its y-o-y decline.
•	1% monthly churn in 2002. We would also point out that economic churn is even lower than commercial churn, as the average usage of disconnections lines is considerably lower than the average usage of the Company’s customer base.

Growth in revenues and significant increase in EBITDA

•	EBITDA growth of 19.1% assuming constant exchange rates, although due to the exchange rate impact, in euros they show a 12.1% growth. Consolidated EBITDA in 2002 grew to a total of 3,736MM€
•	Revenues in 2002 18.7% higher than in 2001, assuming constant exchange rates, and 8.7% in Euros.
•	40.9% of consolidated EBITDA margin in 2002, 1.2 p.p. higher than that recorded in 2001, with Telefónica Móviles remaining as one of the more efficient operators f the European.
•	51.6% of EBITDA margin in TME, vs. 49.1% in 2001, remaining as a benchmark sector operator.

Favourable evolution of net income

•	Cumulative net loss of -3,724MM€, an improvement from the loss registered in the first nine months of 2002, despite the full write-off of the assets in Germany, Austria and Switzerland, the provision for restructuring costs in these countries and in Italy, as well as the write off the goodwill from Terra Mobile due to the company’s concentration of activities in Spain.
•	Elimination of the exposure to the carrying values of the assets in the first three countries, which amounted to 410MM€ after the adjustment to their valuation made in July, being the only exposure the related to the assets in Italy, which amounts to 136MM€.
•	Excluding the impact of these non-recurring items, net income would have amounted to 1,405.8MM€, a year-over-year increase of 46.9% compared to 2001[2].

Optimization of the use of resources

•	919MM€ of cumulative capex[3] in 2002, a 10.1% capex to revenues ratio in 2002.

[1]	Total subscribers including Brasilcel customers plus the subscribers of managed companies in Chile and Puerto Rico.
[2]	In 2001, it is excluded the impact of extraordinary provisions, asset write-offs and the homogeneization of TCP’s fiscal year with the rest of Group TEM
[3]	Capex ex licences and capitalized financial costs.

TELEFÓNICA MÓVILES RESULTS

Significant increase in free cash-flow generation4

•	More than 1,805MM€ in 2002, a 134% increase from 2001.

Dividend payment

•	Telefónica Móviles’ Board of Directors will propose the payment of a dividend of 0.175€ per share, charged to Additional paid-in capital, for approval at its Annual General Shareholders’ Meeting. Such dividend would be payable along June 2003.

•	This decision involves a change in the shareholder remuneration policy announced by the Company at the time of its initial public offering in 2000.

Increase in the Group’s financial flexibility

•	More than 2,000MM€ reduction in consolidated financial net debt in 2002, in spite of the changes to the Group’s consolidation perimeter, which have been more than offset by internal cash flow generation.

•	Ratio of financial net debt to EBITDA of 1.9x at the end of 2002, vs. 2.7x in 2001.

High quality balance sheet

•	26.1% weight of intangible assets[5] over the Group’s total asset base at the end of 2002, vs. a 49.7% in 2001, after the write down of assets carried out in 2002.

[3]	Capex ex licences and capitalized financial costs.
[4]	Consolidated Free Cash Flow = EBIT (1-t) + Amortization – Capex – Capitalized opex
[5]	Start-up expenses, intangible net assets and goodwill.

TELEFÓNICA MÓVILES RESULTS

The financial statements and management discussions appearing in this report refer to pro-forma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted on a regular basis to the CNMV (the Spanish SEC). For a correct understanding of this report, a reconciliation of the pro-forma financial information and that included in the public information submitted on a regular basis to the CNMV has been carried out.

The financial statements and management discussions appearing in this report refer to the financial performance of Telefónica Móviles Group, considering that all companies in which Telefónica Group held a stake as of 1 January 2001, and that as of 31 December 2001 had been transferred and/or sold to Telefónica Móviles, are included in Telefónica Móviles financial statements from the moment of its incorporation to Telefónica Group. Such criteria has been followed also in the recording of 2002 financial statements.

The four operators in the north of Mexico, which were transferred to the Group in July 2001, have been fully consolidated through the full integration method from 3Q01. Telefónica Móviles’ stake in the share capital of Grupo Pegaso Telecomunicaciones, acquired in September 2002, has been consolidated in 4Q02 results through the full integration method, retroactively registering its results from September 10, 2002, the date of acquisition.

Due to the merger of the four operators in the north of Mexico and Grupo Pegaso Telecomunicaciones into one single company—Telefónica Móviles México—, in the final quarter of 2002, this company has been consolidated for the first time, and thus results are presented including the corresponding eliminations related to intragroup operations. Until their integration within Telefónica Móviles México, the financial statements of the four northern Mexican operators included aggregate results, without reflecting the adjustments resulting from operations among these companies. Intragroup transactions affect mostly operating revenues. In order to make a straight comparison with previous quarters, we present the figures for 2001 and 2002—from the first quarter of the year-applying the same criteria, in other words, presenting the results of the Mexican operators net of intra-group eliminations.

To avoid possible distortions from the increase of Telefónica Móviles’ economic stake in TeleLeste Celular, which took place in 2Q02, as of January 1, 2002, this company has been fully consolidated. Until 4Q01, TeleLeste Celular was consolidated by the equity method.

The financial statements do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

On 27 December 2002, Brasilcel, the Joint Venture with Portugal Telecom in which each of the partners has a 50% stake, was constituted by transferring 100% of both groups’ direct and indirect shareholdings in various Brazilian cellular operators—TeleSudeste Celular, CRT Celular and TeleLeste Celular by Telefónica Móviles and Telesp Celular Particpaçoes and an additional stake in CRT Celular by Portugal Telecom—. As a result, Telefónica Móviles’ 2002 year-end proforma consolidated balance sheet includes the consolidation of Brasilcel6 by the proportional integration method. The transfer of the stakes to Brasilcel has had no significant impact on the income statement, given the date of its recording.

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

[6]	And accordingly all operators transferred : Tele Sudeste Celular, CRT Celular y Tele Leste by Telefónica Móviles, and Telesp Celular Particpaçoes and an additional stake in CRT Celular by Portugal Telecom

TELEFÓNICA MÓVILES RESULTS

Economic ownership
	Dec 2002	Dec 2001	Consolidation method
			Dec 2002	Dec 2001
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	—	Proportional method	—
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México [2]	92.00%	—	Full consolidation	—
TEM El Salvador	90.26%	46.05%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	51.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method(3)
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	31.34%	30.50%	Equity method	Equity method
Terra Mobile	80.00%	80.00%	Full consolidation	Full consolidation(4)
M-Solutions	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.33%	13.33%	Equity method	Equity method
Mobipay International	36.00%	38.00%	Equity method	Equity method
TmAs	100.00%	—	Full consolidation	—

(1)	Joint Venture which consolidates by full integration the assets transferred by TEM (TeleSudeste, Celular CRT and TeleLeste Celular) and by Portugal Telecom (Telesp Celular Participacoes and an additional stake in CRT Celular).
(2)	Telefónica Móviles México consolidates the North Mexican operators (Norcel, Bajacel, Movitel and Cedetel) and Grupo Pegaso Telecomunicaciones.
(3)	Full consolidated up to September 2001.
(4)	Consolidated through the Equity method up to September 2001.

Telefónica Móviles Group

Conciliation with the Consolidated Proforma Income Statement
Audited figures
				In million Euros
	Consolidated Proforma Figures		Statutory Figures		Differences
	January-December		January-December		January-December
	2002	2001	2002	2001	2002	2001
Operating revenues	9,139.8	8,411.1	9,061.1	8,473.2	78.7	(62.1)

EBITDA	3,735.8	3,333.7	3,709.3	3,321.1	26.5	12.6

Operating profit	2,419.4	2,075.5	2,411.4	2,076.5	8.0	(1.0)

Net income before minority interests	(8,088.5)	845.0	(8,093.8)	945.7	5.3	(100.7)

Net income	(3,724.5)	893.4	(3,730.7)	992.8	6.2	(99.4)

Recurring Net income [1]	1,405.8	957.0	1,399.6	1,056.4	6.2	(99.4)

(1)	In 2002 excludes the impact of extraordinary accounts associated with the write-downs of assets and the cost for restructuring activities in Germany, Austria, Italy, Switzerland as well as the write-down of Terra Mobile’s goodwill. In 2001 excludes the impact of net extraordinary provisions, write-downs of assets and the homogeneization of TCP fiscal year with the rest of the TEM Group.

TELEFÓNICA MÓVILES RESULTS

Telefónica Móviles Group

Consolidated Proforma Income Statement

Audited figures

In million Euros

	January-December			% Change	October-December			% Change
	2002	2001[6]			2002	2001[6]
Operating revenues	9.139,8	8.411,1		8,7	2.310,8	2.242,6		3,0

EBITDA	3.735,8	3.333,7		12,1	897,0	804,4		11,5

Operating profit	2.419,4	2.075,5		16,6	569,4	491,8		15,8

Income before taxes	(10.219,3)	1.473,7		c.s.	(6.800,3)	330,9		c.s.

Net income before minority interests	(8.088,5)	845,0		c.s.	(4.062,1)	197,5		c.s.

Net income	(3.724,5)	893,4		c.s.	198,7	223,2		(11,0)

Recurring Net income[1]	1.405,8	957,0		46,9	426,9	221,4		92,8

Free Cash Flow[2]	1.805,8	770,4		134,4	209,7	(60,7)		c.s.

Outstanding shares (million)[3]	4.330,6	4.289,1		1,0	4.330,6	4.289,1		1,0
Net income per share	-0,86	€0,21	€	c.s.	0,05	€0,05		€0,0
Recurring Net Income per Share[4]	0,32	€0,22		€45,5	0,10	€0,05		€91,0
FCF per share[5]	0,42	€0,18		€132,2	0,05	€-0,01	€	c.s.
Proposed Dividend per share	0,175	€—		n.a.	0,175	€—		n.a.

(1)	In 2002 excludes the impact of extraordinary accounts associated with the write-down of assets and the cost for restructuring activities in Germany, Austria, Italy, Switzerland and the write-down of Terra Mobile’s goodwill. In 2001 excludes the impact of net extraordinary provisions associated with the write-downs of assets and the homogeneization of TCP fiscal year with the rest of the TEM Group.
(2)	Free Cash Flow = EBIT (1 - t) + Amortization - Capex - Capitalized opex
(3)	Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees’ stock options plan, reflected from the fourth quarter of 2001. In 2002 it includes the capital increases carried out to transfer several Brasilean celular assets from Telefónica S.A. as well as the capital increases corresponding to the increasing stakes in the operators in Guatemala and El Salvador.
(4)	In 2002 excludes the impact of extraordinary accounts associated with the write-downs of assets and the cost for restructuring activities in Germany, Austria, Italy and Switzerland. In 2001 excludes the impact of net extraordinary provisions associated with the write-downs of assets and the homogeneization of TCP fiscal year with the rest of the TEM Group.
(5)	Free Cash Flow per share
(6)	The homogeneization of TCP’s fiscal year to the rest of Group’s subsidiaries, carried in 2001, does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged.

In 2002 TEM recorded a net loss of 3,724MM€, due mainly to the recognition of significant net extraordinary items amounting to 5,049.8MM€ associated with the write-down of assets and the restructuring of operations in Germany, Austria, Switzerland and Italy.

The recording of the current value of the Group’s investments in these countries, based on conservative valuation criteria, implies an additional net provision amounting to 148MM€, compared to the 4,902MM€ net provision allocated in 2Q02, mostly derived from the full write-off of assets in the first three countries.

Excluding the net impact of these extraordinary items, consolidated net income in 2002 would have amounted to 1,405.8MM€, which would have led to a year-over-year increase of 46.9% compared to 2001.

In 2002, Group results in euros were negatively impacted by exchange rate fluctuations in Latin American currencies, becoming one of the main factors for the slowdown in growth in Group results over the year.

Despite this, it must be highlighted that the positive performance by EBITDA over the year, together with tight control of capex in the different operators, resulted in significant cash flow generation in the Group. Consolidated free cash-flow7 in 2002 was 1,805MM€, an increase of 134% on the amount generated in 2001 (770MM€).

Key aspects of these results are as follows:

[7]	Consolidated Free Cash Flow = EBIT (1 - t) + Amortization - Capex - Capitalized opex

TELEFÓNICA MÓVILES RESULTS

•	Sound growth in operating revenues, with a year-over-year advance of 8.7% for the year as a whole and quarter-over-quarter growth of 3.0% (4Q02 vs 4Q01)

Assuming constant exchange rates, consolidated revenues would have increased in 18.7% vs. 2001.

By components, the bulk of this increase was due to the expansion of the customer bases of fully consolidated operators (+16.9% and +9.4% excluding TeleLeste Celular and Grupo Pegaso Telecomunicaciones in 2002) and the higher traffic carried by these operators (+17% in number of minutes and 36% in SMSs). By contrast, ARPUs in local currency recorded an average decline of 9.6%, mainly due to the larger weighting of the prepaid customer segment in the Latin American operators’ customer bases. The negative impact of currency fluctuations should also be taken into account.

The Group ended 2002 with a managed customer base, including the operators in which Telefónica Móviles has stakes—and accordingly all the subsidiaries of the Joint Venture with Portugal Telecom in Brazil—, as well as the Chilean and Puerto Rican operators, amounting to 41.4 million. The Group’s total customer base, at the end of December 2002 amounted to 39.4 million vs. 28 million in 2001.

By geographical areas, Telefónica Móviles España (TME) with revenues of 6,770MM€ accounted for 74% of consolidated revenue in 2002, recording a year-over-year increase in revenue in absolute terms of 18%.

Latin American operators fully consolidated accounted for 25% of Group revenue in 2002. In absolute terms, revenues from these companies, assuming constant exchange rates, have increased 16.8% vs 2001; although due to the exchange rate impact, in euros they show a 14.7% decline.

Group 3G operations have been successfully closed down in 4Q02, with no revenues being generated in this period.

•	Steady improvement in Group profitability, reflecting efforts to improve efficiency which have resulted in 1.4 p.p. lower growth in consolidated operating expenses than in revenues. This performance is even more striking in quarter-over-quarter terms, as in 4Q02 operating expenses were 4% lower than those recorded in the same period of 2001, despite the higher sales (+3.0%).

Consequently, Group TEM EBITDA margin in 2002 was 40.9% vs. 39.6% in 2001. This was mainly due to the improved performance of Telefónica Móviles España thanks to the positive results of the company’s commercial strategy and the slight improvement in the margin on Latin American operations. The EBITDA margin in 4Q02 was 38.8%, almost 3 p.p. higher than in 4Q01.

EBITDA margin evolution in 4Q02 vs 3Q02 is affected by the seasonal decline which takes place between these quarters due to increasing commercial activity, although in 2002 this decline has been smaller than in 2001 (-3.3 p.p. vs. -7.9 p.p. respectively). This performance is especially striking bearing in mind the impact of the incorporation of Grupo Pegaso Telecomunicaciones’ results in Group EBITDA in 4Q02, still at a start-up stage.

Consolidated EBITDA in absolute terms reached 3,736MM€ in 2002, 12.1% higher than in 2001. Assuming constant exchange rates, growth of consolidated EBITDA would have been 19.1%. In quarterly terms, the inexistence of EBITDA losses in European operations outside Spain in 4Q02 reversed the year-over-year decline seen in the previous quarter, resulting in EBITDA in 4Q02 being 11.5% higher than in the same period of 2001, despite the impact of the incorporation of Grupo Pegaso Telecomunicaciones and of Latin American currency fluctuations.

By geographical areas and bearing in mind the impact of exchange rates, TME continued to be the main driver of growth in Group EBITDA in 2002. Telefónica Móviles España shows a year-over-year increase of 24%. In terms of margin, TME’s accumulated EBITDA in 2002 was 51.6% vs. 49.1% in 2001.

EBITDA for the Latin American operators fully consolidated, in total and in euros, amounted to 593MM€, with a year-over-year increase of 21% assuming constant exchange rates, although due to the exchange rate impact in euros they show a decline of 13% versus lower than in 2001. The EBITDA performance of these companies in 4Q02 was largely shaped by the previously start-up operations of Grupo Pegaso Telecomunicaciones’ operations, still at the launch stage. However, it is important to point out that the strict cost-control policies adopted by the different

TELEFÓNICA MÓVILES RESULTS

companies resulted in a slight improvement in the EBITDA margin over 2002, to 25.9%.

Due to the closing down of the different European operations outside Spain, no EBITDA losses were generated in these countries in 4Q02.

As regards non-operating items, we would highlight:

•	The reporting of 12,076MM€ in extraordinary losses, due mainly to: I) the full write-off of assets in Austria, Germany, and Switzerland for a gross amount of 9,467MM€; ii) the provision for losses attributable to Soneras’s stake in Group 3G for 382MM€, after their announcement that no more funds would be provided to Quam; iii) extraordinary provisions for the write-down of assets in Italy for a gross amount of 1,700MM€; and iv) expenses associated with the restructuring of operations in Europe for a gross amount of 380MM€. All these imply an additional net provision amounting to 148MM€ compared to net provision registered in June 2002. Additionally, extraordinary items include the write-off of the goodwill from Terra Mobile of 154MM€, due to the restructuring of its operations outside Spain.

•	Minority interests’ stake in the costs associated with UMTS activities amounted to 4,198MM€.

•	Annual reduction of 3.6% in the Group’s net financial expenses. This reduction is particularly significant bearing in mind the negative impact of the Argentinean peso devaluation (36.7MM€ over the year as a whole), the fact that as from July the financial expenses associated with the acquisition of Group 3G’s UMTS license are no longer capitalized, and the impact of the changes to the Group’s consolidation perimeter. The positive trend for financial expenses is mainly be explained by the favorable performance of Group consolidated debt and hedging policies implemented.

Accordingly, at the end of 2002, net consolidated financial debt has decreased over 2,000MM€ (-23%) in relation to the previous year, amounting to 6.970MM€ despite the changes to the consolidation perimeter in 4Q02, which have led to a 1,622MM€ increase in debt

Proportionate net debt at the end of 2002 was 7,708MM€ vs. 6,875MM€ in December 2001 and 6,066MM€ in September 2002. Variations from September are also mainly due to changes to the consolidation perimeter and the payments made in the last quarter of the year.

•	Negative results from companies consolidated by the equity method (+40MM€ vs 2001) are due mainly to losses attributable to IPSE 2000 (98MM€) which more than offset the favorable performance of Médi Telecom’s results and the change in consolidation method of Terra Mobile in 4Q01.

•	The tax item includes the tax credit (2,716.5MM€) arising from the diminution of value (which is tax-deductible) of the European TME subsidiaries with UMTS licenses.

Regarding capex, 2002 has been characterized by a significant rationalization in capex in the different operators. Accordingly, accumulated consolidated capex8 to December 2002 was 919MM€, 10.1% of operating revenues (vs 20.2% in 2001).

Regarding capitalized expenses, no amount has been capitalized with respect to European operations since July 2002 (128MM€ in 1H02). The provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology amounted to 21.1MM€ over 2002.

The impact of the Argentinean peso devaluation in the proforma consolidated financial statements at December 31, 2002 compared to the situation at December 31, 2001 has been quantified in -36.7MM€ incorporated in the consolidated income statement, and 138.8MM€ incorporated in the “translation differences in consolidation” heading under shareholders’ equity. These impacts have been quantified using the exchange rate at the end of the year (1US$=3.37 Argentinean pesos; 1€=3.53 Argentinean pesos), while at year end 2001 the exchange rate applied was 1US$=1.7 Argentinean pesos; 1€=1.51 Argentinean pesos.

It should be noted that the exposure of Telefónica Móviles to the Argentinean subsidiary as of December 31, 2002 has been reduced to 121.7MM€, including the equity value corresponding to these investments and the internal financing provided.

[8]	Capex ex licenses and capitalized financial costs

TELEFÓNICA MÓVILES RESULTS

The following significant events took place during the last few months:

•	In November, the Spanish authorities delivered 5MHz, thereby completing the allocation of the DCS-1800 band, part of which had been set aside but was still pending allocation to TME. The total spectrum assigned is 2 x 24.8 MHz.

•	In December 2002, Brazilian telecom regulator ANATEL authorized the constitution of Brasilcel, the joint venture between Telefónica Móviles and Portugal Telecom, allowing the migration of the groups’ cellular operators to the SMP service. Subsequently, on December 27, 2002, Portugal Telecom and Telefónica Móviles contributed all their Brazilian mobile assets to Brasilcel.

•	In December 2002, E-Plus, a subsidiary of Royal KPN, reached a friendly agreement with Quam. As compensation for the ending of all corporate relations between the two companies in Germany, Quam has paid E-Plus an amount of 150MM€.

•	Finally, after the close of 4Q02, Brasilcel signed an agreement with Fixcel to acquire, through the Telesp Celular Participaçoes (TCP) subsidiary, 61.10% of the voting stock of cellular operator Tele Centro Oeste Celular Participaçoes (TCO), equivalent to 20.37% of the company’s capital stock. Once this operation has been completed, a tender offer will be launched for the company’s remaining common stock. After this operation, TCO shares will be incorporated giving the company the chance to hold 100% of the shares representative of TCO’s capital stock.

•	In February 2003, ANATEL authorized an increase in fixed to mobile termination rates, with an average increase in peak rates of 22.25%.

Market Size

							In thousands
	Total(1)			Managed(2)			Equity(3)
	December		% Change	December		% Change	December		% Change
	2002	2001		2002	2001		2002	2001
Europe and Mediterranean Basin
Subscribers	20,013	17,914	11.7%	20,013	17,914	11.7%	18,914	17,137	10.4%
Pops[4]	71,591	70,600	1.4%	71,591	70,600	1.4%	51,274	50,445	1.6%

Latin America
Subscribers	19,345	10,124	91.1%	21,363	11,881	79.8%	9,700	7,453	30.2%
Pops[4]	282,217	146,606	92.5%	301,309	165,985	81.5%	203,978	112,662	81.1%

TOTAL
Subscribers	39,358	28,038	40.4%	41,376	29,795	38.9%	28,614	24,590	16.4%
Pops[4]	353,807	217,206	62.9%	372,900	236,585	57.6%	255,251	163,107	56.5%

(1)	Includes total subscribers of all wireless companies in which TEM holds economic interest. In December 2002 includes the total subscribers of Brasilcel, the Joint Venture with Portugal Telecom in Brazil. Excludes Chile and Puerto Rico.
(2)	Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico. In 2002 excludes Italy.
(3)	Total subscribers weighted by the economic interest held in each company. In December 2002 includes the equity subscribers in Brasilcel, the Joint Venture with Portugal Telecom in Brazil. Excludes Chile and Puerto Rico.
(4)	Excludes pops of Germany, Italy, Austria and Switzerland in 2002 and 2001.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

Audited figures

In million Euros

	REVENUES(3)						EBITDA
	January-December		% Change	October-December		% Change	January-December		% Change	October-December		% Change
	2002	2001		2002	2001		2002	2001		2002	2001
Europe	6,822.0	5,744.9	18.7%	1,741.8	1,527.6	14.0%	3,265.3	2,726.5	19.8%	883.8	685.6	28.9%
Latinamerica(1)(2)(3)	2,291.5	2,686.0	-14.7%	552.6	734.6	-24.8%	592.9	683.9	-13.3%	58.5	158.5	-63.1%
Rest and intragroup sales(4)	26.3	-19.9	c.s.	16.4	-19.6	c.s.	-122.4	-76.6	59.7%	-45.3	-39.7	14.1%

TOTAL	9,139.8	8,411.1	8.7%	2,310.8	2,242.6	3.0%	3,735.8	3,333.7	12.1%	897.0	804.4	11.5%

(1)	Includes results of northern Mexican operators from the second half of 2001, Tele Leste Celular from January 1, 2002 and Grupo Pegaso Telecomunicaciones from 4Q02.
(2)	2001 figures include the homogeneization of TCP’s fiscal year to the fiscal year of the Group, made in 4Q01.
(3)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2002 revenues are after intragroup adjustments of these operators. Data for 2001 show figures published in 4Q01 (which corresponds to aggregated figures, without intragroup adjustments presented in Mexico).
(4)	2002 figures show intragroup sales after Telefónica Móviles México intragroup adjustments. Data for 2001 show figures published in 4Q01.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        EUROPE AND MEDITERRANEAN BASIN

Europe and Mediterranean Basin

Audited figures		In thousands
	December		% Change
	2002	2001
Subscriber Data
Total Subscribers(1)	20,013	17,914	11.7%
Prepaid	13,423	12,542	7.0%
Contract	6,589	5,372	22.6%
Equity Subscribers(1)	18,914	17,133	10.4%

	In million Euros				In million Euros
	January-December		% Change		October-December		% Change
	2002	2001			2002	2001
Financial Data
Revenues(2)	6,822.0	5,744.9	18.7%		1,741.8	1,527.6	14.0%
EBITDA(2)	3,265.3	2,726.5	19.8%		883.8	685.6	28.9%
EBITDA Margin(2)	47.9%	47.5%	0.4	p.p	50.7%	44.9%	5.8	p.p

(1)	Includes Spain and Morocco.
(2)	Excludes Médi Telecom because it is consolidated by the equity method.

        SPAIN

T. Moviles Spain

Audited figures		In thousands
	December		% Change
	2002[2]	2001[1]
Subscriber Data
Total subscribers	18,412	16,793	9.6%
Prepaid	11,937	11,494	3.9%
Contract	6,475	5,299	22.2%
Equity Subscribers	18,412	16,793	9.6%

	In million Euros				In million Euros
	January-December		% Change		October-December		% Change
	2002[2]	2001[1]			2002[2]	2001[1]
Financial Data
Revenues	6,770.0	5,736.0	18.0%		1,741.9	1,518.7	14.7%
EBITDA	3,490.3	2,816.3	23.9%		883.2	717.4	23.1%
EBITDA Margin	51.6%	49.1%	2.5	p.p	50.7%	47.2%	3.5	p.p

(1)	Figures corresponding to the Spanish wireless operator, excluding Telefónica Móviles Intercontinental, S.A.
(2)	Includes Medi Telecom’s management fee.

The Spanish cellular market ended 2002 with 33.5 million lines, with a penetration rate, considering each operator’s reported customer base, of 79.8%.

In such a context, Telefónica Móviles España (TME) ended the year with over 18.4 million active customers, 10% higher than at the end of 2001. The Company remained the Spanish market leader, maintaining the highest share (estimated

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

at 55%) of any of the large European incumbents and capturing more than 40% of the Spanish cellular market’s growth in 2002.

More noteworthy yet is the fact that TME is the only operator in the market with a positive differential between its share of traffic and its share of customers, underscoring the better quality of its customer base relative to that of other cellular operators.

Throughout 2002, TME geared its commercial strategy towards reinforcing the relationship with its customer base, setting the bases for future traffic growth and the roll-out of new services, where economies of scale are generated; thereby following a better focused strategy more consistent with its competitive position and the high penetration rates in the Spanish market, with the goal of optimising cash flow per user in the short and medium term.

One of the key drivers to consolidate its broad customer base in all segments and promote the use of new services is the modernization of the handset base, through loyalty programs, and it is on such activities where efforts have been focused along the last quarter of the year. Thus, in the Christmas campaign, TME has given priority to such programs, instead of repeating the traditional strategies of capturing new customers, bearing in mind the lower incremental value—not to mention the greater required marketing effort—that potential new customers could contribute to the Company given current penetration levels. In this respect, we would highlight that the volume of loyalty points exchanged for handsets in 4Q02 exceeded 900 thousand, nearly 70% more than in the same period of previous year. This strategy is continued in 1Q03 where market conditions advise maintaining it .

It is also important to highlight that while the volume of commercial activity remained at similar levels to 2001, with the volume in 2002 of loyalty points exchanged for handsets by the Company having increased by more than 75%. The weighting of SACs and SRCs over operating revenues has declined more than 5 p.p., to 7.9% in 2002.

In line with the followed strategy, one of the key factors underlying the Company’s commercial success has been its ability to maintain a low level of disconnections, having even reduced the churn rate by 1 p.p. in 2002 from 2001 to 1% of monthly churn rate, one of Europe’s lowest, which underscores the success of the loyalty initiatives carried out by TME in 2002. We would also point out that the financial impact of disconnections on revenues is even lower than the commercial impact, taking into account not only that the average usage of lines which are disconnected is considerably lower than the average usage of the Company’s customer base, but also that economic churn has been reduced three times more than commercial churn.

As for TME’s customer mix, the contract segment has a weighting of over 35%, 3.6 p.p. more than in 2001, thanks to the commercial policies aimed at prepaid to contract migration carried out since the beginning of 2002. Net adds in the contract segment accounted for 73% of total net adds in 2002, with more than 710 thousand prepaid customers migrating to contract throughout 2002, nearly 70% more than in 2001. These migrations provide an important incentive to the Company’s average usage and revenue ratios, as the MOU and ARPU of customers who migrate has tended to increase. The commercial strategy followed for contract customers since March—substitution of the monthly fee for a minimum consumption compromise—has proven very effective, boosting overall consumption by the Company’s contract customers.

Another positive consequence of the commercial policy implemented has been the increase in traffic registered by TME. TME’s networks carried more than 31,800 million minutes of traffic in 2002, 19% more than in 2001. It must be highlighted that in 4Q02, TME’s quarterly MOU posted year-over-year growth for the second quarter in a row. The ratio in 4Q02 was 107 minutes, 5.7% more than in the same period the year before. Cumulative MOU for the whole of 2002 was 105 minutes, the first annual increase in the Company’s history (+0.4%) driven primarily by increased consumption from the contract segment (MOU +5.3% vs. 2001). All this confirms a reversal in the downward trend of usage ratios, with estimates pointing to a further positive performance by MOU in 2003.

The evolution of usage ratios enabled cumulative ARPU for 2002—excluding revenues from handset sales and incoming roaming—to reach 28.7€, a 7% decline from 2001. Such trend must be analyzed taking into account that the ARPU of 2002 includes the full impact of the removal of the monthly fee—stripping out this effect, the fall in ARPU would have only been 4%—and the reduction in both outgoing call prices and termination rates applied throughout the year. The trend of ARPU in 4Q02, that reached 28.2€,

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

marked the lowest year-on-year decrease in quarterly ARPU (-4.7% vs. 4T01) of the last few years, despite the impact of the aforementioned factors, thereby confirming the trend towards a stabilization of ARPU that has been registered throughout 2002—steady reduction in the annual pace of decline in quarterly ARPU—. This trend is further underscored by the year-over-year growth of quarterly ARPU for outgoing calls in 4Q02.

Turning to the data and content business, 8,400 million short messages (SMS) were carried through TME’s networks in 2002, nearly 35% more than the year before. Of the total, 36% were SMS that provide access to content. Premium SMSs, which provide access to content and interaction with other kinds of media (TV program voting, radio surveys, etc.), increased by 270% and accounted for 103MM€ in 2002 revenues.

In 2002, TME remained committed to innovation and creating new services to provide additional sources of revenue generation, highlighting in 4Q02 the launch of the multimedia messaging service (MMS), through which both contract and prepaid customers can send images as well as melodies, not only to other TME customers—regardless of whether the receiver has an MMS handset—but also to customers of other operators. Acceptance of the new handsets has been very positive despite their still high price, which bodes well for this service in the coming year as these handsets become more widespread and cheaper.

For the full year, data services and content revenues grew by more than 30%, representing 12% of ARPU in 2002.

In all, this enabled TME to deliver in 2002 its best results in history, positioning itself as one of the sector’s most solid and profitable operators:

•	Operating revenues for 4Q02 were 1,742 MM€ (+14.7% vs. 4T01), which gives a total of 6,770MM€ for 2002, an increase of 18% vs. 2001. Excluding handset sales, Company revenues would have increased by 12%.

•	The Company achieved an EBITDA per customer of 16.5€ per month, with a year-over-year increase of 5%. Such trend must be underscored, emphasizing the success in the policies implemented to boost value generated per user, by means of an adequate combination of revenues and commercial strategies for their acquisition and retention. Thus, the aforementioned reduction in ARPU is more than offset by SACs and SRCs optimisation.

•	Despite not only the seasonality of the sector (lower volume of roamers in 4Q, increased commercial activity, etc.) but also the reduction in interconnection fees (17%) implemented gradually since August, EBITDA in 4Q02 reached 883MM€ up 23% on the same period the year before.

•	Cumulative EBITDA in 2002 was 3,490MM€ 24% higher than the year before, outstripping the growth of operating revenues by 6 p.p. -12 p.p. excluding handset sales—further illustrating TME’s steady improvement in operating efficiency. As a result, EBITDA margin in 2002 was 51.6%, 2.5 p.p. higher than the year before. The EBITDA margin in 4Q02 was 50.7% vs 47.2% in 4Q01.

•	The Company achieved an EBITDA per customer of 16.5€ per month, a year-over-year increase of 5% despite the aforementioned reduction in ARPU.

•	Regarding capex, and in line with the policy of rationalization of resources implemented by TME, in 2002 the amount allocated to total capex was 519MM€. Capex to revenues ratio amounted to 8% in 2002, underscoring the Company’s efficient use of resources.

TME’s workforce remained broadly unchanged in 2002 at 4,371 employees, with human resources being adjusted and redistributed to meet the Company’s strategy. The productivity of TME’s workforce increased by more than 10%, measured by number of lines (4,078 in 2002 vs. 3,653 in 2001) and EBITDA per own employee and month, keeping TME as one of the cellular operators in Europe with the higher productivity ratios.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        REST OF EUROPE

At the end of 2002, valuations of the business plans of the UMTS operators in Germany, Austria, Switzerland and Italy were updated by TEM, with respect to those valuations made in July 2002 assessed by independent experts, in order to reflect the additional delays expected by the sector regarding commercial availability of the technology and the consequent delay in revenue generation.

The new valuations seek to reflect the existing differences in the regulatory environments in the different European countries, both with regard to expected calendars for the possible demands for compliance with coverage requirements included in the licenses, and to the different degrees of proactive positioning shown by the regulators and other related entities regarding the possibility—contemplated in European Directives—of increasing flexibility in terms of usage and availability of spectrum by the operators. All this, combined with the peculiarities of each country concerning competitive environment and relative scarcity of spectrum for the different operators.

In this context, Telefónica Móviles, following a conservative valuation policy, has decided to write off the book value of its investments in Germany, Austria and Switzerland. As regards to its Italian investment, Telefónica Móviles estimates the value of Ipse 2002’s assets at 300MM€ (136MM€ of exposure for the Móviles Group).

Accordingly, at December 31 2002, net extraordinary items amounting to 5,049.8MM€ were recorded associated with the write-down of assets and the restructuring of operations in in these countries. This implies an additional net provision amounting to 148MM€ compared to the 4,902MM€ net provision allocated in 2Q02. The estimated value of the assets included in the results to June’02 was 400MM€ for Germany, 5MM€ for Austria and 5MM€ for Switzerland.

During the last quarter of 2002, the reorganization of Quam’s activities in Germany was practically complete, in line with the decisions made by Telefónica Móviles’ Board at the end of July.

In this respect, on November 15, the Company disconnected the customers it had at that time and facilitated their transfer to T-Mobile’s network under favourable conditions. At the same time, most of the commercial contracts related to its operation as a virtual cellular operator, including all commercial ties with E-Plus, were cancelled. Headcount was reduced by more than 90% from its maximum level prior to the restructuring.

In Italy, Ipse 2000 remained committed to focusing into changes in the regulatory environment, with a view towards becoming more flexible in managing its spectrum. Most of the planned staff cuts were carried out, while other commercial contracts were renegotiated.

The operators in Austria and Switzerland have also been streamlined and are now operating with minimal structure until better terms for the UMTS licenses are obtained.

As for their financial performances, in 4Q02, the cellular operators in Germany, Austria and Switzerland have not registered EBITDA losses.

        MOROCCO

Médi Telecom ended December 2002 with more than 1,600,000 customers (+44% vs. December 2001). Logically, net adds in 4Q were lower than in 3Q after the end of the summer campaign.

At the end of 2002, Médi Telecom had an estimated market share above 41%, an increase of more than 3 p.p. in the last 12 months.

As for the operator’s financial results performance, the recording of annual EBITDA of 34.5MM€ must be highlighted versus negative EBITDA in 2001. EBITDA margin in 2002 was 15.4%, after improving steadily since the beginning of the year thanks to cost-optimization polices, particularly with respect to commercial expenses.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        LATIN AMERICA

Latin America

Audited figures	In thousands
	December		% Change
	2002	2001
Subscriber Data
Total subscribers (1)	12,108	10,124	19.6%
Prepaid	8,919	6,869	29.9%
Contract	3,189	3,255	-2.0%
Equity Subscribers	9,333	7,453	25.2%

In thousands

	December		% Var.
	2002	2001
Total subscribers (2)	19,345	10,124	91.1%
Prepaid	14,478	6,869	110.8%
Contract	4,868	3,255	49.6%
Equity Subscribers	9,700	7,453	30.2%

	In million Euros			In million Euros
	January-December		% Change	October-December		% Change
	2002	2001		2002	2001
Financial Data (3)
Revenues (4)	2,291.5	2,686.0	-14.7%	552.6	734.6		-24.8%
EBITDA	592.9	683.9	-13.3%	58.5	158.5		-63.1%
EBITDA Margin	25.9%	25.5%	0.4 p.p	10.6%	21.6%	-	11.0 p.p

(1)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation, except those from the brazilian operators contributed in December 2002 by Portugal Telecom to the Joint Venture in Brazil (Telesp Celular Participaçoes and a additional stake in CRT Celular). Grupo Pegaso Telecomunicaciones subscribers are included from September 2002. Excludes Chile and Puerto Rico.
(2)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation, and accordingly the brazilian operators contributed in December 2002 by Portugal Telecom to the Joint Venture in Brazil (Telesp Celular Participaçoes and a additional stake in CRT Celular). Grupo Pegaso Telecomunicaciones subscribers are included from September 2002. Excludes Chilie and Puerto Rico.
(3)	2001 figures include the homogeneization of TCP’s fiscal year to the fiscal year of the Group, made in 4Q01. Includes the North Mexican operators from the second half of 2001 and TeleLeste Celular from January 1, 2002 and Grupo Pegaso Telecomunicaciones from 4T02.
(4)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2002 revenues are presented after intra-group adjustmentes. Data for 2001 show figures published in 4Q01 (which corresponds to aggregated figures, without intragroup adjustments, in México).

The impact of Telefónica Móviles México intragroup operations over total Latin America revenues is as follows:

In million Euros

	Jan-Dec 2001	1Q02	2Q02	3Q02
Revenues after intragroup adjustments	2,645.2	672.7	571.1	495.1
Aggregate revenues (without intragroup adjustments)	2,686.0	688.9	599.4	532.9

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        BRAZIL

Tele Sudeste Celular, CRT Celular and Tele Leste Celular

Audited figures		In thousands
	December		% Change
	2002	2001
Subscriber Data
Total subscribers	6,505	5,635	15.4%
Prepaid	4,508	3,729	20.9%
Contract	1,997	1,906	4.8%
Equity Subscribers	4,006	3,254	23.1%

	In million Euros						In million Euros
	January-December		% Change		% change in local currency		October-December		% Change
	2002	2001					2002	2001
Financial Data(1)
Revenues	1,160.3	1,206.1	-3.8%		21.8%		216.1	295.2	-26.8%
EBITDA	425.8	448.4	-5.0%		20.8%		59.6	89.0	-33.0%
EBITDA Margin	36.7%	37.2%	-0.5	p.p	-0.5	p.p	27.6%	30.1%	-2.5	p.p

(1)	In 2001 financial data excludes Tele Leste Celular because in that period the company was consolidated by the equity method.

Total Brasilcel (Joint Venture)

In thousands
December 2002
Subscriber Data
Total subscribers	13,742
Prepaid	10,066
Contract	3,676
Equity Subscribers	4,373

(3)	Total subscribers weighted by the economic interest held in each company in the subscribers of Brasilcel.

On 27 December 2002, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, was constituted, after receiving Anatel’s approval for the migration of the groups’ cellular operators to the SMP service, as well as the approval for the transfer of 100% of the groups’ shareholdings in these companies to Brasilcel.

The combination of Telefónica Móviles’ and Portugal’s commercial leadership boosts Brasilcel’s leadership position in Brazil, with an estimated average share in its markets of operations of 60.9% in December 2002, with over 8.3 million customers more in respect to the country’s number two operator. Brasicel ended 2002 with a managed customer base of 13.7 million—of which 3.7 million were contract customers—. The favorable evolution of Brasilcel’s net adds in 4Q02 must be highlighted, amounting to nearly 752 thousand despite stiff competition during the Christmas campaign posed by new market participants.

We would also point out the joint initiatives undertaken by all the Brasilcel operators, such as the launching of commercial campaigns under a single brand name. These include the “A coisa” campaign aimed at boosting the usage of voice, SMS and WAP by younger users carried out in all Brasilcel’s markets of operation.

Focusing the analysis exclusively on the operators in which Telefónica Móviles has stakes—Tele Sudeste Celular, Tele Leste Celular and CRT Celular—cumulative net adds for the three operators in 2002 reached 870 thousand customers, leaving a combined customer base at

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

the end of December 2002 of 6.5 million (+15.4% on 2001). In 4Q02, the three Brazilian operators had net adds of 296 thousand, 70% higher than in 3Q02 despite the mentioned stiffer competition posed by new players during the Christmas campaign. Tele Sudeste Celular ended December 2002 with a customer base of 3.5 million (+14.1% vs. 2001), Celular CRT had 2.1 million (+16.4%) and TeleLeste had 973 thousand (+18.3%).

Despite the increasingly competitive environment, the operators’ commercial policy—aimed at increasing customers’ and distributors’ loyalty and retention—enabled Telefónica Móviles subsidiaries to remain leaders in their respective areas of operations, with an estimated average market share in 2002 of 61%. Particularly noteworthy was the estimated average share of net adds, which reached 45.9% in 4Q02.

Turning to financial results for the three operators, which are the ones reflected in the Group’s consolidated financial statements for 2002, operating revenues—in local currency and in absolute terms—rose 21.8% year-on-year over 2001. Stripping out TeleLeste Celular’s revenues—the company was fully consolidated from January 1, 2002—the increase in operating revenues would have been 8.7% (8.2% Tele Sudeste and 9.6% Celular CRT). This growth was underpinned by the increase in the operators’ customer bases, partly offset by the reduction in average ARPU (-9.2% in local currency).

Total EBITDA of the three operators, in local currency and after management fees, increased 20.8% from 2001, or 9.8% excluding Tele Leste Celular in 2002 (Tele Sudeste: +6.3% and Celular CRT +16.1%). The lower growth relative to revenues was due to the commercial efforts made from the beginning of the year in the face of an increasingly competitive environment and to the negative impact of the Brazilian real’s depreciation on certain cost items, which has partly offset the initiatives to enhance the operators’ efficiency and productivity.

The combined EBITDA margin for 2002 after management fees was 36.7%, virtually unchanged from 2001. Excluding Tele Leste Celular, the EBITDA margin in 2002 would have been 37.6%. The sharp decline in margins in 4Q02 with respect to the previous quarter was due to increased commercial activity and the impact of exchange rate fluctuations, which has affected SACs.

The combined EBITDA margin before management fees was 37.5% in December 2002 (38.2% excluding TeleLeste), vs. 38.2% in 2001.

In terms of capex, in 2002 there has been an important reduction, both in absolute volume (-54% or -60% excluding Teleleste Celular) and as a percentage of operating revenues (12.24% in 2002 and 12.2% ex-TeleLeste versus 25.4% in 2001).

Finally, after the close of 4Q02, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, signed an agreement with Fixcel to acquire, through Telesp Celular Participaçoes, a controlling interest in cellular operator Tele Centro Oeste (TCO).

This purchase reinforces Brasilcel leadership position in the Brazilian market, with a market share of more than 50% and more than 16.8 million customers, 11 million more than the country’s number two operator.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        MEXICO

T. Móviles Mexico
Audited figures

In thousands

	December		% Change
	2002	2001
Subscriber Data
Total subscribers (1)	2,419	1,212	n.c
Prepaid	2,111	965	n.c
Contract	308	247	n.c
Equity Subscribers	2,225	1,187	n.c

	In million Euros				In million Euros
	January-December		% Change[2]	% change (2) in local currency	October-December		% Change
	2002	2001			2002	2001
Financial Data
Revenues (3)	465.0	238.6	n.c.	n.c.	170.7	114.6	48.9%
EBITDA	-14.7	10.4	n.c.	n.c.	-49.6	-3.7	n.s.
EBITDA Margin	-3.2%	4.3%	n.c.	n.c.	-29.0%	-3.2%	-25.8	p.p

(1)	From September 2002, Grupo Pegaso Telecomunicaciones subscribers are included.
(2)	The annual change in the period January-December is not significant because the North Mexican operators were consolidated from July 2001 and Grupo Pegaso Telecomunicaciones from September 2002.
(3)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2001 and 2002 revenues are after intragroup adjustments.

The impact of Telefónica Móviles México intragroup adjustments is as follows:

In million Euros

	Jan-Dec 2001	1Q02	2Q02	3Q02

Revenues after intragroup adjustments	238.6	110.4	86.2	97.7
Aggregate revenues (without intragroup adjustments)	279.4	126.6	114.5	135.6

After the acquisition of the 65.23% stake in Grupo Pegaso Telecomunicaciones in mid September 2002 and the integration of the company with Telefónica Móviles’ operations in northern Mexico, Telefónica Móviles México has become Mexico’s number two cellular operator, with a license to operate across the whole of the country. Telefónica Móviles México ended December 2002 with more than 2.4 million customers, with net adds in 4Q02 of 164,765.

The company continues to gear efforts towards increasing the quality and professionalizing its distribution network. In line with the commercial strategy initiated in the year’s second half, the company proceeded to shift from own stores to retailers, increasing the weighting of the indirect channel over the entire network and increasing the efficiency of the Company’s commercial network.

As regards Telefónica Móviles México’s financial results, it must be taken both into account that y-o-y comparison between 2002 and 2001 as well as 4Q02 with other quarters is distorted for two reasons. The northern Mexican operators were consolidated for the first time by the full integration method in July 2001, and therefore results for 2001 only include six months of operations. And second, since mid September financial results include the consolidation of Grupo Pegaso Telecomunicaciones integration.

For the whole of 2002, operating revenues for Telefónica Móviles Mexico were 465MM€, while EBITDA amounted to a negative figure of 14.7MM€. The EBITDA performance in 4Q02 was due to the inclusion of Grupo Pegaso Telecomunicaciones, a start-up operator. In any event, the company estimates that results for 4Q02 cannot be extrapolated to forthcoming quarters.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

Finally, the launching of the GSM network roll-out in Mexico must be highlighted. According to company plans, throughout 2003 the country’s largest cities will have been covered. The deployment of the network will require capex of 500-600MM€ in 2003.

        ARGENTINA

TCP

Audited figures

In thousands

							December		% Change
							2002	2001
Subscriber Data
Total subscribers							1,617	1,794	-9.9%
Prepaid							1,126	1,189	-5.3%
Contract							491	605	-18.8%
Equity Subscribers							1,583	1,757	-9.9%

	In million Euros				In million Euros
	January-December		% Change		% change in local currency		October-December		% Change
	2002	2001					2002	2001
Financial Data (1)
Revenues	194.8	724.9	-73.1%		-10.4%		45.2	162.0	-72.1%
EBITDA	48.3	109.0	-55.7%		47.8%		12.1	39.9	-69.7%
EBITDA Margin	24.8%	15.0%	9.8	p.p	9.8	p.p	26.7%	24.6%	2.1	p.p

(1)	Data for 2001 includes the homogeneization of TCP’s fiscal year to the fiscal year of the Group, made in the 4Q01

The Argentinean cellular market contracted throughout 2002, extending the trend started in the last quarter of 2001. The pace of decline was greater in the first half of the year than in the second, with an estimated penetration rate at year-end of 17%, versus 19% in 2001.

In line with this trend, TCP’s customer based at the end of December 2002 was 1,617 million, a year-over-year decrease of slightly less than 10%. Nonetheless, gross adds gathered momentum in the second half of the year, reaching a similar level in 4Q02 to the same period of 2001. Likewise, with a reduction in disconnections quarter after quarter, the churn rate for the full year was broadly unchanged from the year before.

As for financial results, TCP’s operating revenues in local currency in 2002 declined 10% year-over-year, in line with the contraction of its customer base. Increases in tariffs throughout the year helped partly offset the slowdown in the operator’s business.

Despite the lower sales volume, the company’s strict cost-control policy—with improvements in efficiency and productivity ratios, as well as stiff control over commercial expenses and bad debt ratios—fed through to growth in EBITDA, which for the full year 2002 was 47.8% higher, in pesos, than in 2001. The EBITDA margin reached approximately 25% of operating revenues in 2002, a year-over-year increase of nearly 10 p.p.

With respect to capex, in 2002 it has been adapted to the level of operating activity, resulting in a total capex figure for the whole year below 3MM€.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        PERÚ

T. Moviles Perú

Audited figures

In thousands

	December		%
	2002	2001	Change
Subscriber Data
Total subscribers	1,239	1,087	14.0%
Prepaid	965	863	11.8%
Contract	274	224	22.2%
Equity Subscribers	1,214	1,065	14.0%

	In million Euros				In million Euros
	January-December		% Change		% change(1) in local currency		October-December		% Change
	2002	2001					2002	2001
Financial Data (1)
Revenues	282.5	276.7	2.1%		7.5%		74.5	65.0	14.7%
EBITDA	95.0	89.3	6.3%		11.9%		25.7	22.2	15.9%
EBITDA Margin	33.6%	32.3%	1.3	p.p	1.3	p.p	34.5%	34.1%	0.4	p.p

(1)	Percentage change in US dollars.

The Peruvian cellular market grew rapidly throughout 2002, ending with 2.3 million customers. The estimated penetration rate at December 2002 was 8.5%, 2 p.p. higher than the year before and surpassing the country’s fixed-telephony penetration rate.

In such a context, Telefónica Móviles Peru continued to lead the market, with a customer base of 1,239 million at the end of 2002 (year-over-year growth of 14%).

This growth was driven by y the increase in gross adds, especially of business customers, and the customer loyalty program carried out by the company through loyalty plans and the handset exchange programs. Particularly noteworthy was the performance of the contract segment, ent, which posted a year-over-year increase of 22%, increasing its weighting over the total customer base slightly, to 22.1%.

As for Telefónica Móviles Peru’s financial results, operating revenues in dollars for the whole of 2002 rose 7.5% year-over-year, due to growth in the customer base and increase in traffic—fuelled by the launch of prepaid cards in soles at the beginning of the year—partly offset by the lower ARPUs registered during the period.

Higher revenues, coupled with cost rationalisation and control, underpinned an increase in EBITDA in 2002, in dollars, of 11.9%. The EBITDA margin was 33.6%, 1.3 p.p. higher than the year before, despite the increase in cumulative net adds in 2002 from 2001. In 4Q02, the EBITDA margin was virtually unchanged from the same quarter the year before, despite the increased commercial activity in 2002.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        CHILE

Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended December 2002 with 1.849 million customers, with year-over-year growth of 18%. Prepaid customers’ weighting over the total customer base remained fairly stable throughout 2002 at 76%.

As regards financial results, the cumulative adjusted EBITDA margin in 2002 was 31.3% (+2.0 p.p. versus the same period of 2001).

        GUATEMALA AND EL SALVADOR

TEM Guatemala and TEM El Salvador

Audited figures

	In thousands
	December		% Change
	2002	2001
Subscriber Data
Total subscribers	328	395	-17.0%
Prepaid	209	123	70.5%
Contract	119	273	-56.4%
Equity Subscribers [1]	305	190	60.7%

	In million Euros			In million Euros
	January-December		% Change	October-December		% Change
	2002	2001		2002	2001
Financial Data
Revenues	188.9	198.9	-5.0%	46.1	57.1	-19.3%
EBITDA	38.5	26.8	44.0%	10.7	11.2	-4.6%
EBITDA Margin	20.4%	13.5%	6.9 p.p	23.1%	19.6%	3.5 p.p

(1)	The variation in equity subscribers includes the increase in stakes carried out in 2002 in both operators.

At the end of December 2002, the total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador was 328 thousand customers (97 thousand in Guatemala and 231 thousand in El Salvador), 1% lower than at the end of September. Throughout 2002, the operators’ commercial policy focused on high-value customers, which, while resulting in a smaller customer base, had a positive impact on results.

In this respect, combined EBITDA rose sharply (+44% in euros) thanks to tight cost control, with a combined EBITDA margin of 20.4% (+6.9 p.p. year-over-year increase).

BUSINESS PERFORMANCE BY GEOGRAPHIC REGIONS

        PUERTO RICO

Movistar Puerto Rico, the operator managed by Telefónica Móviles, ended 2002 with 168,940 customers, showing an 10% decline in the customer base. The performance in 2002 was the result of the operator’s focusing on improving the quality of its customer base and the general market stagnation resulting from economic deceleration.

HORIZONTAL BUSINESSES

Terra Mobile has completed the shift on its strategy, abandoning non-profitable activities in the rest of the European markets, and focusing on its key market, Spain. As a result of this, the company has written off the goodwill of 154MM€ arising from Iobox Group’s acquisition.

In the wake of this strategic change, the number of registered users at year-end 2002 was 3.9 million.

As regards Terra Mobile’s contribution to Group results, cumulative EBITDA in 2002 was -21.8MM€, showing significant improvement throughout the year (-4.2MM€ in 4Q02 vs. -6.2MM€ in 3Q02) and versus 2001.

Finally, the results of the rest of the horizontal businesses and the companies involved were not significant and had no material impact on the Group’s income statement in 2002.

APPENDIX

Telefónica Móviles Group

Consolidated Proforma Income Statement

Audited figures

In million Euros

	January-December		% Change	October-December		% Change
	2002	2001		2002	2001
Operating revenues	9,139.8	8,411.1	8.7	2,310.8	2,242.6	3.0
Operating expenses	(5,364.8)	(4,999.7)	7.3	(1,327.5)	(1,385.7)	(4.2)
Supplies	(2,406.0)	(1,862.1)	29.2	(613.9)	(559.1)	9.8
Personel expenses	(546.4)	(533.8)	2.4	(122.4)	(179.0)	(31.6)
Subcontract and taxes	(2,412.4)	(2,603.8)	(7.3)	(591.2)	(647.5)	(8.7)
Other net operating income (expense)	(39.2)	(77.7)	(49.5)	(86.3)	(52.5)	64.4

EBITDA	3,735.8	3,333.7	12.1	897.0	804.4	11.5

Depreciation and amortization	(1,316.4)	(1,258.2)	4.6	(327.6)	(312.6)	4.8

Operating profit	2,419.4	2,075.5	16.6	569.4	491.8	15.8

Profit from associated companies	(159.5)	(119.2)	33.8	(41.3)	(23.2)	78.0
Financial income (expense), net	(316.2)	(328.1)	(3.6)	(115.0)	(91.5)	25.7
Amortization of goodwill	(87.1)	(53.8)	61.9	(25.9)	(23.4)	10.7
Extraordinary income (expense), net	(12,075.9)	(100.7)	n.s.	(7,187.5)	(22.8)	n.s.

Income before taxes	(10,219.3)	1,473.7	c.s.	(6,800.3)	330.9	c.s.

Income taxes	2,130.8	(628.8)	c.s.	2,738.2	(133.4)	c.s.

Net income before minority interests	(8,088.5)	845.0	c.s.	(4,062.1)	197.5	c.s.

Minority interests	4,364.0	48.4	n.s.	4,260.8	25.7	n.s.

Net income	(3,724.5)	893.4	c.s.	198.7	223.2	(11.0)

Recurring Net income [1]	1,405.8	957.0	46.9	426.9	221.4	92.8

Outstanding shares (million) [2]	4,330.6	4,289.1	1.0	4,330.6	4,289.1	1.0
Net income per share	-0.86	€0.21 €	c.s.	0.05	€0.05	€0.0
Recurring Net Income per share [3]	0.32	€0.22	€45.5	0.10	€0.05	€100.0

(1)	In 2002, net income excludes the impact of extraordinary accounts associated with the write-downs of assets and the cost for restructuring activities in Germany, Austria, Italy, Switzerland; as well as the write-down of Terra Mobile’s goodwill. In 2001 excludes the impact of net extraordinary provisions associated with the write-downs of assets and the homogeneization of TCP fiscal year with the rest of the TEM Group.
(2)	Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees’ stock options plan, reflected from the fourth quarter of 2001. In 2002 it includes the capital increases carried out to transfer several Brasilean celular assets from Telefónica S.A. as well as the capital increases correponding to the increasing stakes in the operators in Guatemala and El Salvador.
(3)	In 2002, net income excludes the impact of extraordinary accounts associated with the write-downs of assets and the cost for restructuring activities in Germany, Austria, Italy, Switzerland; as well as the write-down of Terra Mobile’s goodwill. In 2001 excludes the impact of net extraordinary provisions associated with the write-downs of assets and the homogeneization of TCP fiscal year with the rest of the TEM Group.

APPENDIX

Telefónica Móviles Group

Consolidated Proforma Balance Sheet

Audited figures

In million Euros

December 2002
Long term assets	11,534.9
Start up expenses	371.8
Intangible net assets	2,295.2
Fixed net assets	4,661.7
Investments	4,206.2
Goodwill	1,564.9
Deferred expenses	24.8
Current assets	3,107.0
Inventories	142.0
Accounts receivable	1,655.0
Short term investments [1]	1,133.0
Cash and banks	120.5
Other	56.5

Assets = Liabilities & Shareholders’ equity	16,231.6

Shareholders’ equity	3,156.4
Minority interests	(14.4)
Deferred income	112.9
Provisions for risks and expenses	2,116.3
Long term accrued taxes payable	58.5
Long term debt	7,230.4
Short term debt including current maturities	993.3
Other creditors	2,578.2

(1)	Only includes short term investments which bear interests.

Financial Debt

Audited figures

In million Euros

December 2002
Consolidated net financial debt	6,970.2
Proportionate net financial debt (1)	7,707.9

(1)	Includes the 50% of Brasilcel’s, the Joint Venture with Portugal Telecom in Brazil, debt weighted by the equity of each company.

APPENDIX

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA.

Audited figures

In million Euros

	January-December 2002			January-December 2001
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	18,412	6,770.0	3,490.3	16,793	5,736.0	2,816.3
Rest of Europe	0	52.0	(225.0)	8	9.0	(90.0)
Brazil	6,505	1,160.3	425.8	5,635	1,206.1	448.4
Mexico (1)	2,419	465.0	(14.7)	1,212	238.6	10.4
Argentina	1,617	194.8	48.3	1,794	724.9	109.0
Peru	1,239	282.5	95.0	1,087	276.7	89.3
Guatemala & El Salvador	328	188.9	38.5	395	198.9	26.8

(3)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2001 and 2002 revenues are after intragroup adjustments.

Capex by geographic regions

Audited figures

In million Euros

	January-December		% Change	October-December		% Change
	2002	2001		2002	2001
Europe
Spain	519.4	780.1	-33.4%	145.6	301.3	-51.7%
Rest of Europe (1)	75.8	295.3	-74.3%	0.0	60.2	-99.9%
Latinamerica
Brazil (2)	141.9	305.9	-53.6%	74.5	202.3	-63.2%
Mexico (3)	95.8	81.4	17.7%	54.6	34.8	57.1%
Rest of Latam	72.0	210.7	-65.8%	33.7	66.2	-49.1%
Rest of World	14.1	22.5	n.s.	5.3	14.5	n.s.

TOTAL	919.0	1,695.8	-45.8%	313.8	679.3	-53.8%

(1)	In 2002 IPSE is not included as it is consolidated through the equity method.
(2)	In 2002 includes TeleLeste as it is consolidated by full integration.
(3)	2001 figures only include the consolidation of northern Mexican operators from the 3Q. 2002 figures include the whole year of the northern Mexican operators, and Grupo Pegaso Telecomunicaciones from 4Q02.

Average exchange rates

	December
	2002	2001
Argentina (e / Peso Argentino)	2,982	0,895
Brasil (€ / R$)	2,752	2,103
El Salvador (€ / Colon)	8,242	7,829
Guatemala (€ / Quetzal)	7,370	7,012
Mexico (€ / Peso Mexicano)	9,714	8,135

APPENDIX

Telefónica Móviles Group

Change in debt

In thousand Euros

		December 2002
	CASH FLOW

I	Cash Flow from operations	3.614,4

II	Other payment relating to operating activities	-234,0
III	Net interest payment	-289,5
IV	Payment for income tax	-934,1

A=I+II+III+IV	Net Cash provided by operating activities	2.156,8

V	Net payments for investment in fixed and intangible assets	-959,2
VI	Net payment for financial investment	-797,1

B=V+VI	Net Cash used in investing activities	-1.756,2

C	Dividends Paid	-9,6

D=A+B+C	Free Cash Flow after dividends	390,9

E	Capital increase	27,5

F	Capitalization of debt	2.977,4

G	Effects of exchange rate changes on net debt	-412,1

H	Effects of changes in consolidation on net debt	1.764,8

I	Net debt at the beginning of the period	9.013,3

J=I-D-E-F+G+H	Net debt at the end of the period	6.970,2

II	Includes restructuring payments.
IV	Includes income tax payments by Telefónica Móviles España for 2000 and 2001.
VI	Includes among others (million euros):
	Purchase of 14,7% stake in Telesp Celular.	200,3
	Payments of license installments in Ipse 2000 and operating funds.	357,0
	Acquisition of Pegaso 65% equity stake.	91,0
	Convertible notes and others in Newcomm Puerto Rico.	25,0
	Stake in Méditélécom	17,5
	Increase in participation in Guatemala and Salvador.	57,0
E	Capital increase by Terra in Terra Mobile.
F	Includes capitalization of shareholders’ loan by Sonera in Group 3G
G	Reduction in debt due to depreciation mainly of BRL and USD versus the EUR.
H	Changes in the consolidation perimeter due to:
	Addition of:
	Teleleste (due to acquisition of control it has changed to global consolidation)	120.268
	Pegaso (due to acquisition)	1.146.459
	Telesp (due to constitution of Joint Venture)	604.119
	Reduction (due to constitution of Joint Venture) of :
	Teleleste	-36.795
	CRT	-32.131
	Telesudeste	-37.131

APPENDIX

CASH FLOW FROM OPERATIONS

Thousand Eur
EBITDA	3.735.870
—CAPEX accrued during the period (EoP exchange rate)	-918.074
—Net financial payments	-289.483
—Extraordinary income/payment	-250.311
—Income tax payment	-934.119
—Investment in working capital	-146.284
—Financial investments	-797.062
—Dividends paid	-9.626

TOTAL	390.911
Free cash flow after dividends	390.911

APPENDIX

GLOSSARY

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic—without discounting traffic promotions—, outgoing roaming and interco excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations Department

Paseo de Recoletos 7-9—2a Planta. 28004—Madrid

Tel: 91-423 40 27. Fax: 91-423 44 20

E-mail:	garcialegaz m@telefonicamoviles.com
sanroman a@telefonicamoviles.com
delosreyes r@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

APPENDIX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: February 19, 2003	By:	/s/ Antonio Viana Baptista
	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer